

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Daniel Cerqueira
Partner, Cravath, Swaine & Moore LLP
Walt Disney Co
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

Re: Walt Disney Co
Definitive Additional Soliciting Materials
Filed March 13, 2024
File No. 001-38842

Dear Daniel Cerqueira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

Slide Presentation, page 3

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for your disclosure that:

- "Trian's whitepaper was widely criticized for lacking substance..."
- "Peltz's "theses" are nothing new and underscore his lack of understanding of both Disney and the media industry."
- "Peltz's agenda is misaligned with other shareholders' long-term interests."

2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct

without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

- "Trian's whitepaper was widely criticized for ... being partially plagiarized from other activist presentations."
- "The 'Trian Trio' will say anything, without regard for facts or truth, to try and get on Disney's Board."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions